SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Overseas Regulatory Announcement: Announcement on Resolutions of the Fifteenth Meeting of the Seventh Session of the Board of Directors	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: August 29, 2013	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on Resolutions of the

Fifteenth Meeting of the Seventh Session of the Board of Directors

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Announcement on Resolutions of the Fifteenth Meeting of the Seventh Session of the Board of Directors published by us on the website of Shanghai Stock Exchange and newspapers in the People’s Republic of China.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, August 28, 2013

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Ye Guohua and Zhang Jianping; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda and Cai Tingji.

Stock Code: 600688	Stock Abbreviation: Sinopec Shanghai	Announcement No.: Lin 2013-36

Sinopec Shanghai Petrochemical Company Limited

Announcement on Resolutions of the Fifteenth Meeting of the

Seventh Session of the Board of Directors

The Company’s board of directors and all members thereof warrant that this announcement contains no misrepresentations, misleading statements or material omissions, and they are jointly and severally responsible for the truth, accuracy and completeness of the information contained in this announcement.

The seventh session of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) convened its fifteenth meeting (the “Meeting”) in the eighth meeting room in the Company’s office building on August 28, 2013 after giving each director a notice thereof by fax and mail on August 14, 2013. Of the 11 directors entitled to attend the Meeting, 9 directors were in attendance. Mr. Ye Guohua and Mr. Lei Dianwu, two directors, failed to be present at the Meeting because of business engagements, and each of them granted Mr. Wang Zhiqing, Chairman of the Board, an irrevocable right to vote on their behalf. The members of the Supervisory Committee and the senior executives of the Company sat in at the Meeting. The convening of the Meeting complied with the Company Law of the People’s Republic of China and the Articles of Association of the Company. Wang Zhiqing, the Chairman, presided over the Meeting. The Board considered and approved the following resolutions:

Resolution 1 was adopted with 11 votes in favor, 0 votes against and 0 abstentions, approving the Company’s Interim Report for 2013 (the full text report and its summary), approving the announcement of the Interim Report, and authorizing the Chairman and the secretary of the Board to submit materials with regard to the Interim Report to China Securities Regulatory Commission, Shanghai Stock Exchange, Hong Kong Stock Exchange, the U.S. Securities and Exchange Commission and New York Stock Exchange according to the relevant rules.

Resolution 2 was adopted with 11 votes in favor, 0 votes against and 0 abstentions, approving the nomination of Mr. Zhang Yimin as a candidate for independent director of the seventh session of the Board, and the submission of the nomination to the Company’s 2013 first extraordinary general meeting for election.

Resolution 3 was adopted with 11 votes in favor, 0 votes against and 0 abstentions, approving the appointment of Mr. Jin Mingda, an independent director of the Company, as an additional member of the Audit Committee of the seventh session of the Board.

Resolution 4 was adopted with 11 votes in favor, 0 votes against and 0 abstentions, approving the appointment of Mr. Shen Liqiang, an independent director of the Company, as an additional member of the Remuneration and Appraisal Committee of the seventh session of the Board.

Resolution 5 was adopted with 11 votes in favor, 0 votes against and 0 abstentions, approving the appointment of Mr. Jin Mingda, an independent director of the Company, as the Chairman of the Remuneration and Appraisal Committee of the seventh session of the Board.

Resolution 6 was adopted with 11 votes in favor, 0 votes against and 0 abstentions, approving the appointment of Mr. Shen Liqiang, an independent director of the Company, as an additional member of the Nomination Committee of the seventh session of the Board.

Resolution 7 was adopted with 11 votes in favor, 0 votes against and 0 abstentions, approving the appointment of Mr. Lin Minjie as the Company’s authorized representative at Hong Kong Stock Exchange in replacement of Mr. Bao Yijian.

Resolution 8 was adopted with 11 votes in favor, 0 votes against and 0 abstentions, approving the Proposal by and Undertaking of China Petroleum & Chemical Corporation on the Optimized A-share Reform Proposal regarding 2013 Interim Distribution of Cash Dividend and Conversion of Capital Fund and Surplus Reserve Fund into Shares (“Optimized A-share Reform Proposal”).

According to the Optimized A-share Reform Proposal, China Petroleum & Chemical Corporation (“Sinopec Corp.”) has proposed as follows: based on the Company’s total share capital of 7,200,000,000 shares as of June 30, 2013, RMB2,421 million of the capital fund of the Company generated from share premium will be used to fund the issue of 3.36 new shares with respect to every 10 issued shares, and the surplus reserve fund will be used to fund the issue of 1.64 new shares with respect to every 10 issued shares, and an interim cash dividend of RMB0.50 (tax included) for every 10issued shares will be distributed to all shareholders; and Sinopec Corp. has confirmed that it will vote in favor of such proposal at the Company’s shareholders’ general meeting. Such proposal shall be submitted to the 2013 first class meeting of holders of A-shares and approved by more than two-thirds of the voting rights held by the holders of A-shares attending the voting, and by more than two-thirds of the voting rights held by holders of circulating shares without selling restrictions attending the voting (i.e. holders of A-shares other than holders holding non-circulating shares prior to the Company’s share reform).

Resolution 9 was adopted with 11 votes in favor, 0 votes against and 0 abstentions, approving the submission of the interim profit distribution proposal regarding 2013 interim distribution of cash dividend and the conversion of capital fund and surplus reserve fund into shares for consideration at the 2013 first extraordinary general meeting, the 2013 first class meeting of holders of A-shares and the 2013 first class meeting of holders of H-shares, which proposal, after being approved at the 2013 first extraordinary general meeting, shall take effect and be implemented upon the above Resolution 8 is approved at the 2013 first class meeting of holders of A-shares.

Resolution 10 was adopted with 11 votes in favor, 0 votes against and 0 abstentions, deciding to hold the Company’s 2013 first extraordinary general meeting in the Roller Skating Rink of Jinshan District, 5 Xincheng Road, Jinshan District, Shanghai at 2:00pm on October 22, 2013.

Resolution 11 was adopted with 11 votes in favor, 0 votes against and 0 abstentions, deciding to hold the Company’s 2013 first class meeting of holders of A-shares in the Roller Skating Rink of Jinshan District, 5 Xincheng Road, Jinshan District, Shanghai at 2:30pm on October 22, 2013 or immediately after the 2013 first extraordinary general meeting.

Resolution 12 was adopted with 11 votes in favor, 0 votes against and 0 abstentions, deciding to hold the Company’s 2013 first class meeting of holders of H-shares in the Roller Skating Rink of Jinshan District, 5 Xincheng Road, Jinshan District, Shanghai at 3:00pm on October 22, 2013 or immediately after the 2013 first class meeting of holders of A-shares.

Notices about the 2013 first extraordinary general meeting, the 2013 first class meeting of holders of A-shares and the 2013 first class meeting of holders of H-shares will be separately announced.

Mr. Shen Liqiang, Mr. Jin Mingda and Mr. Cai Tingji, as independent directors of the Company, have put forth no objection to the nomination of the candidate for independent director of the Company.

A resume of Mr. Zhang Yimin, the candidate for independent director, is attached hereto.

Sinopec Shanghai Petrochemical Company Limited

August 28, 2013

Exhibit: Resume of the Candidate for Independent Director

Zhang Yimin, 59, is a Professor of Economics and Finance, and the head of the Faculty of Accounting and Finance at the China Europe International Business School. Mr. Zhang studied at the Ship Engineering College of Harbin majoring in mathematics and mechanics and graduated in 1980, and obtained a Master of Business Administration degree at Shanghai Jiao Tong University in 1983. In 1989, Mr. Zhang obtained a doctor degree majoring in finance and political studies at the Business School of the University of British Columbia in Canada, and served as a Post-doctoral Fellow at the Business School of the University of British Columbia, an Assistant Professor at the University of New Brunswick, and an Associate Professor at the City University of Hong Kong. He has been working as a Professor of Economics and Finance at the China Europe International Business School since September 2004. Mr. Zhang has been engaging for a long period of time in teaching and research in the areas of business operations, financing and industrial economic studies, and has made numerous academic and research contributions in these relevant areas.

Save as disclosed above, Mr. Zhang has no other connected relationships with the Company or any of its directors, supervisors, senior management, controlling shareholder, major shareholder or de facto controller, and does not hold any shares in the Company. Mr. Zhang has never been punished by the China Securities Regulatory Commission and other related department, and has never been sanctioned by any stock exchanges.

Statement of Nominator of Independent Director

The board of directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”), the nominator, now nominates Zhang Yimin as a candidate for independent director of the Company’s seventh session of the board of directors. The board of directors of the Company has fully understood the professional expertise, educational background and working experience of, other positions concurrently held by, and other information relating to, the nominee. The nominee has agreed in writing to act as a candidate for independent director of the Company’s seventh session of the board of directors (please refer to the statement of the candidate for an independent director). The nominator holds that the nominee is eligible to serve as an independent director and has no relations with the Company which might affect his independence. Details of the statement are as follows:

1.	Zhang Yimin, the nominee, has acquired basic knowledge about the operation of listed companies, is familiar with the relevant laws, administrative rules and regulations and other normative documents, and has over five years of working experience in laws, economy, finance and management and other working experience as necessary for him to perform the duties and responsibilities as an independent director. The nominee has not obtained a certificate of eligibility as an independent director in accordance with the Guidelines on the Training of Senior Executives of Listed Companies and the relevant provisions. The nominee has undertaken that he will, following the nomination, attend the most recent training session relating to the eligibility as an independent director to be held by Shanghai Stock Exchange and obtain the certificate of eligibility as an independent director.

2.	The nominee satisfies the eligibility requirements for serving as an independent director under the following laws, administrative regulations and rules:

(1)	requirements provided by the Company Law regarding the eligibility of directors;

(2)	requirements provided by the Civil Servant Law regarding the holding of concurrent positions by civil servants;

(3)	requirements provided by the Circular on Regulation of Service as Independent Directors or Independent Supervisors of Listed Companies or Fund Management Companies by Officials Managed Directly by the Central Committee of Communist Party of China upon Resignation or Retirement from Public Offices, issued by the CPC Central Commission for Discipline Inspection and the Organization Department of the CPC Central Committee;

(4)	requirements provided by the Opinions on Reinforcement of the Combat against Corruption and Promotion of Clean Conduct in Colleges and Universities issued by CPC Central Commission for Discipline Inspection, the Ministry of Education and the Ministry of Supervision regarding the holding of concurrent positions by members of the leadership of the colleges and universities;

(5)	requirements provided by the Interim Measures on Regulation of Independent Directors of Insurance Companies; and

(6)	other requirements provided by other laws, administrative regulations and rules issued by relevant authorities.

3.	The nominee is independent and is not:

(1)	a person who holds a position in the Company or its affiliated enterprises, or the person’s immediate family members, major social relations (“immediate family members” used herein refer to the person’s spouse, parents, children, etc.; “major social relations” used herein refer to the person’s brothers and sisters, parents-in-law, daughters-in-law, sons-in-law, spouses of the person’s brothers and sisters, brothers and sisters of the person’s spouse, etc.);

(2)	a natural-person shareholder who holds, whether directly or indirectly, 1% or more of the Company’s outstanding shares or is one of the top ten shareholders of the Company, or his/her immediate family members;

(3)	a person who holds a position in an entity shareholder holding, whether directly or indirectly, 5% or more of the Company’s outstanding shares or in any of the top five entity shareholders of the Company, or the person’s immediate family members;

(4)	a person who holds a position in the Company’s actual controller and its affiliated enterprises;

(5)	a person who provides financial, legal, consulting and other services to the Company, its controlling shareholder or their respective affiliated enterprises, including a member of the project team of the intermediary agency providing the services, a reviewing person at any level, a person signing a report, a partner or a person in charge of such intermediary agency;

(6)	a person who serves as a director, a supervisor or a senior executive of an entity maintaining material business relations with the Company, its controlling shareholder or their respective affiliated enterprises, or serving as a director, a supervisor or a senior executive of the controlling shareholder of such entity;

(7)	used to be a person as described in items (1) through (6) in the most recent year; or

(8)	a person that Shanghai Stock Exchange otherwise deems fail to satisfy the independence requirements.

4.	The candidate for independent director does not have following bad records that indicate he:

(1)	was under any administrative punishment imposed by China Securities Regulatory Commission in the last three years;

(2)	is subject to a period for which a stock exchange has announced publicly that he is unsuitable to act as a director of a listed company;

(3)	was criticized by a circulated notice twice or more or publicly condemned by a stock exchange in the last three years;

(4)	during his tenure serving as an independent director, has failed to attend two consecutive meetings of the board of directors, or the number of the meetings of the board of directors that he has failed to attend in person exceeds one-third of the aggregate number of the meetings of the board of directors held in the same year;

(5)	during his tenure serving as an independent director, has made independent opinions which are obviously inconsistent with the facts.

5.	The nominee serves as an independent director concurrently in no more than 5 domestically listed companies, including the Company, and the nominee continuously serves for the Company for no more than six years.

We, the nominator, have verified the eligibility of the candidate for independent director in accordance with the Guidelines on the Filing and Training of Independent Directors of Listed Companies issued by Shanghai Stock Exchange and acknowledge that he satisfies the requirements.

We, the nominator, guarantee that the above statement are true, complete and accurate and contains no misstatements or misleading information, and we fully understand the consequences of making misstatements.

The statement is hereby given.

Nominator: Board of Directors of Sinopec Shanghai Petrochemical Company Limited

August 28, 2013

Statement of Candidate for Independent Director

Zhang Yimin, a candidate for independent director, represents as follows:

I have fully understood and agreed to the nomination of me as a candidate for independent director of the seventh session of the board of directors of Sinopec Shanghai Petrochemical Company Limited (“Company”) by the board of directors of the Company as the nominator. I hereby publicly represent that I am eligible to serve as an independent director and warrant that there are no relations that might affect my independence for serving as an independent director of the Company. Details of the statement are as follows:

1.	I have acquired basic knowledge about the operation of listed companies, am familiar with the relevant laws, administrative rules and regulations and other normative documents, and have over five years of working experience in laws, economy, finance and management and other working experience as necessary for me to perform the duties and responsibilities as an independent director. I have not obtained a certificate of eligibility as an independent director in accordance with the Guidelines on the Training of Senior Executives of Listed Companies and the relevant provisions. I undertake that I will, following the nomination, attend the most recent training session relating to the eligibility as an independent director to be held by Shanghai Stock Exchange and obtain the certificate of eligibility as an independent director.

2.	I satisfy the eligibility requirements for serving as an independent director under the following laws, administrative regulations and rules:

(1)	requirements provided by the Company Law regarding the eligibility of directors;

(2)	requirements provided by the Civil Servant Law regarding the holding of concurrent positions by civil servants;

(3)	requirements provided by the Circular on Regulation of Service as Independent Directors or Independent Supervisors of Listed Companies or Fund Management Companies by Officials Managed Directly by the Central Committee of Communist Party of China upon Resignation or Retirement from Public Offices, issued by the CPC Central Commission for Discipline Inspection and the Organization Department of the CPC Central Committee;

(4)	requirements provided by the Opinions on Reinforcement of the Combat against Corruption and Promotion of Clean Conduct in Colleges and Universities issued by CPC Central Commission for Discipline Inspection, the Ministry of Education and the Ministry of Supervision regarding the holding of concurrent positions by members of the leadership of the colleges and universities;

(5)	requirements provided by the Interim Measures on Regulation of Independent Directors of Insurance Companies; and

(6)	other requirements provided by other laws, administrative regulations and rules issued by relevant authorities.

3.	I am independent and am not:

(1)	a person who holds a position in the Company or its affiliated enterprises, or the person’s immediate family members, major social relations (“immediate family members” used herein refer to the person’s spouse, parents, children, etc.; “major social relations” used herein refer to the person’s brothers and sisters, parents-in-law, daughters-in-law, sons-in-law, spouses of the person’s brothers and sisters, brothers and sisters of the person’s spouse, etc.);

(2)	a natural-person shareholder who holds, whether directly or indirectly, 1% or more of the outstanding shares of the Company or is one of the top ten shareholders of the Company, or his/her immediate family members;

(3)	a person who holds a position in an entity shareholder holding, whether directly or indirectly, 5% or more of the outstanding shares of the Company or in any of the top five entity shareholders of the Company, or the person’s immediate family members;

(4)	a person who holds a position in the actual controller of the Company and its affiliated enterprises;

(5)	a person who provides financial, legal, consulting and other services to the Company, its controlling shareholder or their respective affiliated enterprises, including a member of the project team of the intermediary agency providing the services, a reviewing person at any level, a person signing a report, a partner or a person in charge of such intermediary agency;

(6)	a person who serves as a director, a supervisor or a senior executive of an entity maintaining material business relations with the Company, its controlling shareholder or their respective affiliated enterprises, or serving as a director, a supervisor or a senior executive of the controlling shareholder of such entity;

(7)	used to be a person as described in items (1) through (6) in the most recent year; or

(8)	a person that Shanghai Stock Exchange otherwise deems fail to satisfy the independence requirements.

4.	I don’t have the following bad records that indicate I:

(1)	was under any administrative punishment imposed by China Securities Regulatory Commission in the last three years;

(2)	am subject to a period for which a stock exchange has announced publicly that I am unsuitable to act as a director of a listed company;

(3)	was criticized twice or more in circulated notice or publicly condemned by a stock exchange in the last three years;

(4)	during my tenure serving as an independent director, have failed to attend two consecutive meetings of the board of directors, or the number of the meetings of the board of directors that I have failed to attend in person exceeds one-third of the aggregate number of the meetings of the board of directors held in the same year;

(5)	during my tenure serving as an independent director, have made independent opinions which are obviously inconsistent with the facts.

5.	I serve as an independent director concurrently in no more than 5 domestically listed companies, including the Company, and I continuously serve for the Company for no more than six years.

I have verified my eligibility to act as a candidate for independent director in accordance with the Guidelines on the Filing and Training of Independent Directors of Listed Companies issued by Shanghai Stock Exchange and acknowledge that I satisfy the requirements.

I am fully aware of the responsibilities of an independent director and guarantee that the above statements are true, complete and accurate and contain no misstatements or misleading information, and I fully understand the consequences of making misstatements. Shanghai Stock Exchange may confirm my eligibility and independence according to my statements.

I hereby undertake that during my tenure as independent director of the Company, I will observe the laws and regulations, the rules, regulations and circulars issued by China Securities Regulatory Commission and the requirements of the business rules of Shanghai Stock Exchange, will accept supervision by Shanghai Stock Exchange, will commit sufficient time and energy to perform my responsibilities, and will make judgment independent of the majority shareholders and actual controller of the Company or other entities or individuals having interests in the Company.

I hereby undertake to resign from the position of independent director, once elected, within 30 days upon the occurrence of any circumstances that disqualify me as independent director.

The statement is hereby given.

Made by: Zhang Yimin

August 28, 2013

Sinopec Shanghai Petrochemical Company Limited

Independent Directors’ Opinion on the Nomination of Independent Director

The fifteenth meeting of the seventh session of the board of directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held on August 28, 2013, at which the nomination of Zhang Yimin as a candidate for independent director of the Company’s seventh session of the board of directors was considered and approved.

The current independent directors of the Company, after reviewing the forgoing candidate’s statement, resume and other relevant documents, agreed unanimously on the basis of their independent judgment and in accordance with the Articles of Association of the Company (the “Articles of Association”) and the relevant regulations on the system of independent directors:

1.	the procedures regarding nomination of Zhang Yimin as a candidate for independent director are in compliance with the relevant provisions of the Articles of Association.

2.	Zhang Yimin satisfies the relevant requirements regarding the eligibility of directors as set forth in the relevant laws of the PRC and the Articles of Association.

3.	Zhang Yimin satisfies the eligibility and independence requirements under the Guidelines on Establishment of A System of Independent Directors in Listed Companies issued by China Securities Regulatory Commission.

4.	to submit the proposal regarding the appointment of Zhang Yimin as an independent director to the first extraordinary general meeting of the Company for consideration.

Independent Directors: Shen Liqiang, Jin Mingda and Cai Tingji

August 28, 2013